CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated January 3, 2005 disclosing the Company’s proposed international offering of approximately US$110 million of fixed rate senior notes and certain addition corporate information not previously disclosed to the Company’s shareholders.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: January 4, 2005

This announcement is for information purposes only and does not constitute an offer or invitation to subscribe for or purchase any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended (the “Securities Act”), and any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. This announcement is not an offer of securities for sale in the United States.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

Proposed Senior Notes Issue

City Telecom (H.K.) Limited (the “Company”, and together with its subsidiaries, the “Group”) wishes to announce a proposed senior notes offering and disclose certain additional corporate information not previously announced to the Company’s shareholders. The Company is currently considering an international offering (the “Proposed Financing”) of approximately US$110 million of fixed rate senior notes (the “Notes”) and will commence a marketing effort shortly in Asia, Europe and North America. The pricing of the Notes, including the aggregate principal amount, the offer price and interest rate, will be determined through a book building exercise. Upon finalizing the terms of the Notes, the Company will enter into a definitive Purchase Agreement.

If issued, the Notes will be irrevocably and unconditionally guaranteed, jointly and severally, on a senior unsecured basis (the “Guarantees”) by all of the Company’s existing and future subsidiaries, except CTI Guangzhou Customer Services Co. Limited (the “Subsidiary Guarantors”).

The Company intends to apply the net proceeds from the Proposed Financing for the repayment in full of an existing loan facility in the outstanding amount of approximately HK$196.7 million, for capital expenditures, which may include costs incurred in expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

The Company has obtained approval in-principle from Singapore Exchange Securities Trading Limited (“SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. Admission of the Notes to the SGX-ST is not to be taken as an indication of the merits of the Company, the Subsidiary Guarantors or the Notes.

The Company’s board of directors (the “Board”) wishes to emphasize that no binding agreement in relation to the Proposed Financing has been entered into as at the date of this announcement. As the Proposed Financing may or may not be entered into, investors and shareholders of the Company are urged to exercise caution when dealing in the Company’s shares. A further announcement in respect of the Proposed Financing will be made by the Company should the Purchase Agreement be signed.

PROPOSED SENIOR NOTES ISSUE

Introduction

The Board wishes to announce that the Company is currently considering an international offering of approximately US$110 million fixed rate senior notes and will commence a marketing effort shortly to selected international professional investors in Asia, Europe and North America. The Notes will be offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The initial purchasers will purchase the Notes at the offer price pursuant to the terms of the Purchase Agreement, which will be determined through a book building exercise.

Principal terms

The Notes, if issued, will bear a fixed rate of interest and will be irrevocably and unconditionally guaranteed as to the payment of any and all amounts payable under the Notes, jointly and severally, by all of the Subsidiary Guarantors. CTI Guangzhou Customer Services Co. Limited, the Company’s 100% owned subsidiary, will not be providing a Guarantee of the Notes. The Notes and the Guarantees will constitute unsecured senior debt obligations of the Company and the Subsidiary Guarantors.

Upon finalizing the terms of the Notes, the Company will enter into the Purchase Agreement. The Company will make a further announcement upon the execution of the Purchase Agreement.

Proposed use of proceeds

The Company plans to use the net proceeds from the Proposed Financing to fully repay all amounts outstanding under a loan facility in the amount of approximately HK$196.7 million and to apply the balance of the net proceeds for capital expenditures, which may include costs incurred in expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes. Pending the application of the balance of the net proceeds from the Proposed Financing, the Company plans to invest the net proceeds in short-term interest bearing securities and bank deposits.

Listing

The Company has obtained approval in-principle from the SGX-ST for the listing and quotation of the Notes on the SGX-ST. Admission of the Notes to the SGX-ST is not to be taken as an indication of the merits of the Company, the Subsidiary Guarantors or the Notes. No application will be made for the listing of, or permission to deal in, the Notes on the Hong Kong Stock Exchange. None of the Notes will be offered to the public in Hong Kong. The Notes may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements thereof.

Recent Developments

A preliminary offering memorandum (the “Preliminary Offering Memorandum”) in respect of the Proposed Financing has been prepared for distribution to selected professional investors. Since the Preliminary Offering Memorandum will disclose recent developments of the Company’s business which have not been previously furnished to the Company’s shareholders, extracts of such information from the Preliminary Offering Memorandum are set out below for the general information of shareholders. As the Preliminary Offering Memorandum is subject to completion and amendment, the information in this announcement is subject to final completion.

The Board wishes to emphasize that no binding agreement in relation to the Proposed Financing has been entered into as at the date of this announcement. As the Proposed Financing may or may not be entered into, investors and shareholders of the Company are urged to exercise caution when dealing in the Company’s shares. A further announcement in respect of the Proposed Financing will be made by the Company should the Purchase Agreement be signed.

RECENT DEVELOPMENTS

Fixed Telecommunications Network Services

Metro Ethernet Network Infrastructure

The Group’s Metro Ethernet network is formed by using its own fiber-based backbone, wireless technology or leased wireline-based backbone to connect its in-building Ethernet infrastructure to its IP hub sites and switching centers in Hong Kong. The Group aims to reduce its reliance on leasing wireline-based backbone from other network operators, increase its capacity and improve the quality of its service by continuing to replace wireless and leased wireline-based backbone with its own fiber-based backbone.

The Group made capital expenditures on its Metro Ethernet network infrastructure of approximately HK$229.0 million in fiscal 2003 and HK$392.9 million in fiscal 2004. The Group plans to make total capital expenditures of approximately HK$990.0 million in fiscal 2005 and fiscal 2006 in large part to continue replacing the wireless and leased wireline backbone with its own fiber-based backbone and extending the reach of its Metro Ethernet network.

Internet Access

The Group’s subscription base for broadband Internet access has increased each year since it introduced the service and has expanded to approximately 201,000 broadband Internet access subscriptions as of December 15, 2004.

Local VOIP

As of December 15, 2004, the Group had over 253,000 local VOIP subscriptions, including approximately 19,000 corporate subscriptions.

IP-TV

In August 2003, the Group introduced its IP-TV service. In its first year of pay-television operations, the Company had acquired 31,000 IP-TV subscriptions as of August 31, 2004. It had approximately 36,000 IP-TV subscribers as of December 15, 2004.

DEFINITIONS

“IP-TV”	means the pay-television service that the Company offers through its IP network while “IP” means Internet Protocol, the open protocol used for the Internet.

“Metro Ethernet”	means the provision of Ethernet services on a metropolitan scale while “Ethernet” means a packet based transmission protocol that is primarily used in local area networks. Ethernet is the common name for the IEEE 802.3 industry specification and it is often characterized by its data transmission rate and type of transmission medium.

“Purchase Agreement”	the agreement proposed to be entered into between, among others, the Company and the initial purchasers in relation to the issue of the Notes, which is expected to be about the middle of January 2005.

“VOIP” or “Voice-over -Internet Protocol”	means a general term for the technologies that use the Internet’s packet-switched connection to exchange data, voice, fax and other forms of information.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
City Telecom (H.K.) Limited Eva Leung
Company Secretary

Hong Kong, January 3, 2005